Exhibit 99.1

BehavioSec Joins NICE Actimize’s X-Sight Marketplace, the Industry’s First
Financial Crime Management Ecosystem

Partnering with the X-Sight Marketplace, BehavioSec will offer behaviorial biometrics that provide continuous authentication to reduce fraud and risk across digital channels

Hoboken, N.J., September 3, 2019 – Helping financial services organizations keep up with a changing market landscape, NICE Actimize, a NICE business (Nasdaq: NICE) and leader in autonomous financial crime management, today announced that BehavioSec, a pioneering vendor behind behavioral biometrics, has joined the X-Sight Marketplace, the industry’s first financial crime risk management-focused ecosystem designed to assist financial services organizations evaluate new point solutions and move to stay on top of a challenging regulatory and criminal environment.

The X-Sight Marketplace leverages the X-Sight Platform-as-a-Service and further expands the functionality offered by the platform. The NICE Actimize X-Sight Platform-as-a-Service offers a single, unified, cost-effective way for financial service organizations to rapidly innovate and to introduce new services while supporting best-in-class financial crime, risk and compliance management capabilities.

Technology providers such as BehavioSec, in partnering with NICE Actimize’s X-Sight Marketplace ecosystem, are reviewed for their ability to complement financial crime and compliance solutions. Once approved, software and service providers become available to the NICE Actimize community via the X-Sight Marketplace. FSOs can quickly browse through X-Sight Marketplace solution categories to find scalable options that solve their unique business problems.

BehavioSec Behavioral Biometrics helps financial services, fintech, retail, and other customers defeat relentless attacks utilizing stolen passwords and other weaponized online credentials. BehavioSec comprehensively addresses identity, security and usability imperatives by offering a GDPR-compliant anti-fraud edge – BehavioSec’s software builds user profiles incorporating individuals’ inherent behavior with no added interaction required. Instantly comparing login attempts and session behavior against these intrinsic user profiles,

Integrating data from BehavioSec into NICE Actimize Integrated Fraud Management Platform, IFM-X, enables financial service organizations to enrich customer data sets with behavioral biometric data which helps to improve the accuracy of fraud detection and reduce friction in authentication processes. Behaviorial biometric data assists in detecting both unauthorized fraud attacks, such as account takeover, and authorized fraud schemes, such as social engineering consumers into sending money under false pretenses.

“BehavioSec welcomes this partnership with NICE Actimize. We have many customers in common which benefit from the frictionless, deep and continual authentication the BehavioSec solution provides. By building unique profiles which can’t be replicated, we give joint customers deeper visibility into attempted online account takeover and fraud,” said Neil Costigan, CEO, BehavioSec. “By joining the NICE Actimize marketplace, BehavioSec can offer customers an authentication solution which integrates with their existing operations/analytic tools and enables a frictionless mobile/web-based application experience. We look forward to building our presence on this innovative community platform.”

 “We are excited that BehavioSec, which shares our common goal of fighting financial crime and fraud through the benefits of a marketplace ecosystem, is partnering with us and joining the X-Sight Marketplace community,” said Craig Costigan, CEO, NICE Actimize. “By connecting via a cloud environment, community participants will experience a quicker time to value and minimized integration cost as they evaluate new solutions for their financial services organizations.”

Additional categories that will be added to NICE Actimize’s X-Sight Marketplace from other partner participants will include: ID Verification, Ultimate Beneficial Ownership, Value-added Data & Adverse Media, Watchlist, Device Identification, and User Authentication & Fraud. Additional partners will be announced as the X-Sight Marketplace grows.

About BehavioSec
BehavioSec is the first vendor to pioneer behavioral biometrics. The company’s Behavioral Biometrics Platform is widely deployed across Global 2000 companies for its proven ability to dramatically reduce account fraud and data theft. Founded in 2008 out of groundbreaking academic research, BehavioSec technology allows companies, to continuously verify digital identities with superior precision, in real-time. Strengthened with the leadership of serial entrepreneurs and experienced industry professionals, the BehavioSec team now spans the world, providing security while preserving a rich digital experience throughout web and mobile apps. BehavioSec is the only enterprise-grade vendor used in global deployments with some of the largest companies, reducing manual review whilst safeguarding millions of users and billions of transactions. BehavioSec investors include Forgepoint Capital, Cisco, ABN AMRO, Conor Ventures and Octopus Ventures. BehavioSec is headquartered in San Francisco, CA and has global operations throughout Europe and Asia Pac. For more information, visit www.behaviosec.com.

For more information on the X-Sight Marketplace, please click here.

If you are a technology company or financial institution wishing to be part of the first financial crime and compliance marketplace, please contact us at info@niceactimize.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, 551-256-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.